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                              January 12, 2023

       Eduardo Bravo Fernandez de Araoz
       Principal Executive Officer
       Oculis Holding AG
       Bahnhofstrasse 7
       CH-6300
       Zug, Switzerland

                                                        Re: Oculis Holding AG
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed January 6,
2023
                                                            File No. 333-268201

       Dear Eduardo Bravo Fernandez de Araoz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Material Swiss Tax Considerations, page 175

   1. We note that the tax opinion filed as Exhibit 8.2 appears to be a short-form tax opinion.
                                                        Please revise this
section to clearly identify that the "Material Swiss Tax Considerations"
                                                        disclosure is the
opinion of counsel. Please also file a signed opinion.
       Executive Officer and Director Compensation, page 268

   2. Please revise your Executive Officer and Director Compensation section here and on page
                                                        292 to update
compensation for the last full financial year.
 Eduardo Bravo Fernandez de Araoz
Oculis Holding AG
January 12, 2023
Page 2

       You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Ada Sarmento at 202-551-3798 with any other questions.



                                                        Sincerely,
FirstName LastNameEduardo Bravo Fernandez de Araoz
                                                        Division of Corporation
Finance
Comapany NameOculis Holding AG
                                                        Office of Life Sciences
January 12, 2023 Page 2
cc:       Derek Dostal, Esq.
FirstName LastName